Yvan-Claude Pierre Direct Phone: 1 212 549 0378 Email: ypierre@reedsmith.com	Reed Smith LLP 599 Lexington Avenue New York, NY 10022-7650 212 521 5400 Fax 212 521 5450 reedsmith.com

October 14, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Amanda Ravitz, Assistant Director

Re:	CBD Energy Limited

Registration Statement on Form 20-F

Filed October 14, 2013

CIK No. 0001539042

Dear Ms. Ravitz:

On behalf of our client, CBD Energy Limited (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated September 5, 2013 (the “Comment Letter”), relating to the Company’s Draft Registration Statement (the “Draft Registration Statement”) on Form 20-F confidentially submitted on August 9, 2013. This letter accompanies the Registration Statement publicly filed with the Commission on October 14, 2013 (the “Registration Statement”). For the Staff’s reference, we have included both a clean copy of the Registration Statement and a copy marked to show all changes from the Draft Registration Statement.

Set forth below in bold are comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in the Registration Statement in response to the Staff’s comment. All page references in the responses set forth below refer to page numbers in the Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

General

1.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose in an appropriate location that you are an emerging growth company. In addition, describe how and when a company may lose emerging growth company status and provide a brief description of the exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002.

Response: CBD does qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act. Accordingly, and in response to the Staff’s comment, we have revised the disclosure on page 1 of the Registration Statement.

NEW YORK ♦ LONDON ♦ HONG KONG ♦ CHICAGO ♦ WASHINGTON, D.C. ♦ BEIJING ♦ PARIS ♦ LOS ANGELES ♦ SAN FRANCISCO ♦ PHILADELPHIA ♦ SHANGHAI ♦ PITTSBURGH ♦ HOUSTON SINGAPORE ♦ MUNICH ♦ ABU DHABI ♦ PRINCETON   ♦ NORTHERN VIRGINIA ♦ WILMINGTON ♦ SILICON VALLEY ♦ DUBAI ♦ CENTURY CITY ♦ RICHMOND ♦ GREECE ♦KAZAKHSTAN

Introduction, page 1

2.	Please briefly revise to clarify your references to Captech, Parmac and RAPS/Technology Solutions. We note that you refer to these businesses throughout the forepart of the registration statement without clearly explaining their operations and significance/relationship to the registrant.

Response: In response to the Staff’s comment, we have revised the disclosure on page 1 of the Registration Statement to provide a context for the subsequent references to Captech, Parmac and RAPS/Technology Solutions. We would like to call to the attention of the Staff that CBD divested Captech in September 2013 and this event has been reflected in disclosure revisions throughout the filing where Captech is mentioned.

In all of our lines of business, we are highly dependent upon suppliers..., page 10

3.	We note your risk factor here and on page 20 regarding “a small number of suppliers.” Please expand your discussion to more clearly state the extent to which you rely on sole source suppliers, other than the sole supplier for the Plug & Play Technology. Also, where you rely on limited source suppliers, please expand your disclosure to include the approximate number of suppliers that you rely on for each segment, the nature of the components supplied and your ability to replace suppliers, if necessary.

Response: We wish to bring to the Staff’s attention that as of the date hereof we no longer have any rights to market the so-called Plug & Play technology licensed from the company formerly known as Westinghouse Solar and now doing business as Andalay Solar. Effective September 1, 2013, Andalay Solar lost its rights to use the Westinghouse and Westinghouse Solar trademarks. CBD has a bilateral agreement with Westinghouse Electric to directly license the brand and to market products under the Westinghouse Solar name. The arrangement with Westinghouse Electric does not include any rights to market the Plug & Play technology owned by Andalay Solar and, accordingly, all references to Plug & Play products have been eliminated in the Registration Statement. No Plug & Play products were ever sold by CBD and the financial consequences of eliminating this product line are not material.

In the absence of the Plug & Play products and the divestiture of Captech, we are not dependent upon sole suppliers. Consequently, and in response to the Staff’s comment, we have revised the risk factors on pages 10 and 20 of the Registration Statement and added additional detail in Item 4B under the sub-sections describing each of our business segments regarding supplier dependency.

Our internal controls over financial reporting..., page 15

4.	Please reconcile your disclosure in this risk factor with the exemption available to you under the Jumpstart Our Business Startups Act from the auditor attestation requirement of Section 404(b) of the Sarbanes-Oxley Act of 2002 while you are an emerging growth company.

Response: In response to the Staff’s comment, we have revised the risk factor, now on page 15 of the Registration Statement.

Public opposition to development of solar and wind farms..., page 19

5.	Please revise to explain why public disfavor of solar and wind farms has increased in Europe over the past two years. Your risk disclosure should address known factors for this shift in sentiment and discuss whether similar shifts based on analogous factors may be expected in other regions of the world.

Response: In response to the Staff’s comment, we have revised the risk factor that begins on page 19 of the Registration Statement.

As long as we remain subject to the rules of the Australian Stock Exchange..., page 22

6.	We note your discussion of the requirement under the Australian Stock Exchange that shareholders approve your merger with Westinghouse Solar. Your discussion assumes the approval of the merger. Please revise your disclosure to reflect the termination of the merger agreement, as disclosed on page 14, or tell us why revisions are unnecessary.

Response: In response to the Staff’s comment, we have revised the disclosure on page 22 of the Registration Statement to not eliminate the reference to the now-terminated Westinghouse Solar merger and have amended our disclosure throughout the Registration Statement to reflect that the merger agreement has been terminated.

Competitive Strengths, page 29 / Challenges, page 29

7.	Please reconcile your disclosure under the headings “Development track record” and “Lack of consistent profitability.”

Response: In response to the Staff’s comment, we have revised the disclosure under the headings “Development track record” and “Lack of consistent profitability” on pages 29 and 30, respectively, of the Registration Statement.

Market Overview and Business Segments, page 30

8.	Please provide us with the relevant portions of the industry sources you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your registration statement. Also, please tell us whether any of the reports were prepared for you.

Response: In response to the Staff’s comment, we have sent via overnight mail to the attention of Tim Buchmiller (as requested) the industry source materials cited in the filing, together with a summary noting the location of the specific references. In the documents themselves, we have highlighted the information referenced for convenience of review. We hereby confirm that all of the source materials are available to the public without charge and none of the source documents cited were prepared for or by CBD.

Solar PV-Residential and Small Commercial Solar, page 32

9.	We note your disclosure that the Small-scale Technology Certificates (STCs) are traded in a “reasonably liquid market.” Please expand your disclosure to clarify why there are buyers for the STCs. For example, please clarify what incentives buyers would have to purchase the STCs and clarify whether those incentives are related to government or other subsidies. Please expand your risk factor disclosure, as appropriate, and reconcile your disclosure regarding “reasonable liquidity” with your statement on page 8 that the STC market is “thin, with few purchasers and market makers.”

Response: In response to the Staff’s comment, we have revised the disclosure, now on page 32 of the Registration Statement, related to STCs.

10.	Please revise the second-to-last paragraph on page 33 to disclose the royalty terms, including percentages.

Response: In response to the Staff’s comment, we have revised the disclosure, now on page 33 and page 40, to include a description of the Westinghouse Solar license and to include a summary of the royalty terms. Please refer to the new license agreement that has been filled as an Exhibit.

Engineering, Procurement and Construction (EPC), page 34

11.	Please revise this section to clarify the EPC model. Your revised discussion should more clearly explain when the project is turned over by you to the customer and what you mean by “balanc[ing] the cash flow with vendor payments.” Also, please clarify why you believe this model is less lucrative than alternative models. You may wish to consider whether an example would improve your disclosure.

Response: In response to the Staff’s comment, we have revised the disclosure, now on page 34 of the Registration Statement.

Seasonality, page 40

12.	Your disclosure elsewhere in the registration statement identifies seasonality as a material risk. Please provide appropriate cross-references to your discussions of seasonality in the registration statement. In addition, while we note your disclosure on pages 32-33 that you expect demand in Australia to normalize in 2014, please add disclosure discussing the anticipated seasonality in other regions in which you operate or intend to operate.

Response: In response to the Staff’s comment, we have revised the risk factor on page 5 of the Registration Statement and included cross references to applicable descriptions of our various businesses. We have also revised the disclosure in the Registration Statement to make clear that the Company is not pursuing small-scale residential solar business in jurisdictions outside of Australia and that other lines of business are not subject to the historical seasonality observed in this segment.

Large-scale wind, page 46

13.	Please show how you accounted for the sale of the majority interest in the Taralga project. In a written response, describe to us (1) how the transaction recorded, (2) the terms and conditions of arrangement, (3) any continuing obligations you have with respect to the project, and (4) the basis in IFRS for the accounting applied.

Response: We would like to call the Staff’s attention to the fact that CBD assumed the primary role in development of the Taralga Wind Farm Project (“Taralga Project”) in October 2011 from the original developer of the project. After taking control of the Taralga Project development process, and prior to the sale of the Taralga Project to a long-term equity investor key milestones achieved by CBD included, securing a “turnkey” EPC contractor; arranging a Power Purchasing Agreement for the project’s output with Energy Australia, a major Australian Utility; identifying and selecting debt and construction-stage equity investors; and other tasks necessary to enable commercialization and construction of the project. Upon review, we acknowledge that the disclosure in the Draft Registration Statement did not make this fact clear. Accordingly, we have made revisions throughout the filing where the Taralga Project is referenced to clarify the characterization of the Taralga Project ownership and the activities completed by CBD prior to the sale of the project. In answer to the Staff’s specific questions, we offer the following:

(1) How the transaction was recorded:

Part of CBD’s business as described in Item 5 of the Registration Statement is the development of large-scale wind projects in Australia whereby CBD earns a developer fee. In respect of the Taralga Project, costs incurred for developing the project were initially recognised as inventory as it was probable that the project will be completed and generate future economic benefits. In substance, in October 2012, CBD sold the intellectual property it had developed in return for cash of $6.9 million plus a 10% interest in the project’s vehicle established for the transaction. The accounting treatment was to:

•	recognize revenue which includes the fair value of the 10% ownership interest valued at $10 million in the special purpose entities that were established to effect the transaction and to own the land, equipment and operating rights of the wind farm;

•	recognize revenue of $6.9 million paid in cash; and

•	expense development costs carried in inventory as Cost of Goods sold for $3.1 million resulting in a net profit on the sale of $13.8 million.

(2) The terms and conditions of arrangement:

CBD assigned all of its rights in the Taralga Project to the entity which acquired the Taralga Project. Through the reinvestment of part of its development fee, CBD has retained a 10% ownership in the project vehicle. Specifically, CBD’s interest in the project vehicle is through Class B shares entitling CBD to a payout of $11.1 million but only after CBD’s 90% equity partner (Banco Santander, S.A.) recoups through is Class A shares its equity investment plus a 15% return (with any remainder then shared 80% to Banco Santander and 20% to CBD).

(3) Any continuing obligations you have with respect to the project:

CBD has no continuing obligations with respect of the project as a result of this transaction. All obligations had been met at the time that the project was acquired from the original owner.

Under a separate Project Management Agreement, CBD has obligations to provide project management services to the project; however, CBD is compensated separately at arm’s length for the provision of those services which are unrelated to the development activities of the company. This Project Management Agreement can be terminated subject to a 3-month notice period.

(4) The basis in IFRS for the accounting applied:

CBD started developing the Taralga Project in the 2012 financial year. In accordance with CBD’s accounting policy for project work in progress (which comprises wind farm development projects), costs incurred for developing wind farm projects for which the Company is earning a developer fee are recognized as inventory when it is probable that the project will be completed and generate future economic benefits and its costs can be measured reliably. The expenditure capitalized comprises all directly attributable costs, including costs of materials, services, direct labor and an appropriate proportion of overheads. The accounting policy adopted by CBD is disclosed in note 2 (q)(iii) of the 3 year financial statements of CBD and is in accordance with AASB 102 Inventories (IAS 2).

As indicated above, upon the sale of the project, the accounting treatment was to recognise revenue at fair value, which includes the fair value of the 10% interest in the project’s vehicle plus the $6.9 million of cash and to recognize development costs carried in inventory as Cost of Goods sold for $3.1 million.

The revenue recognition criteria in AASB 118 (IAS 18) are met given the sale was consummated and CBD has no further obligations (while CBD will provide ongoing services, such amounts are priced and invoiced independently), and it is probable that the benefits associated with the sale will flow to CBD.

In order to determine the fair value of the consideration received, CBD determined the fair value of the 10% interest in the project’s vehicle in the following manner. This determination included consideration of the fair value of the project and the fair value of the Class B shares entitling CBD to a payout of $11.1 million and the preferred return of the Class A shares held by Banco Santander. The fair value was determined by reference to the present value of net cash inflows projected to be received by CBD from exiting this investment based on the financial model of the project and the contractually defined distributions from any sales profits due to CBD on exit. Due to the requirement for judgment over variables within the financial model to determine future returns and profit achievable on exit, the fair value calculations were based on a net present value of a risk adjusted, probability weighted average return from different sales Internal Rate of Return (IRR) expectations. The range of IRR assumptions used in these calculations was from 9.0% to 13.0%, which are considered the high and low points between which arm’s length sales transactions of wind farm projects may occur in Australia. A discount rate of 17.0% was applied to the calculated amount to reflect the risk to deliver the project as per the model associated with construction risk and the time value of money based on return premiums specific to the project. The range of outcomes of the fair value calculations was from $9.5 million to $10.9 milion and the adopted value was $10 million

The value for CBD’s 10% investment in the project has been classified as an “Available-for-sale financial asset” and is accounted for under AASB 139 (IAS 39) after initial recognition.

Liquidity and Capital Resources, page 65

14.	We note your disclosure that in the aggregate you have indebtedness of A$13.3 million which has been subject to payment on demand since June 30, 2012. We also note that with respect to your Series 2 Notes and Series 3 (A&B Notes) you have agreements with the holders not to pay them in cash prior to June 30, 2013; and that with respect to each of your bank credit facility, inventory financing loan (unsecured) and deferred traded arrangements you appear to be behind in repayment. Please update your filing to disclose any developments with respect to your indebtedness or financing facilities and include expanded risk factor disclosure as appropriate.

Response: In response to the Staff’s comment, we have updated the disclosure for Item 5 under the heading “Indebtedness” on pages _68-71__ of the Registration Statement to include all developments related to CBD’s indebtedness. Although not yet complete, we call the Staff’s attention to the significant progression of a comprehensive restructuring of the indebtedness that mitigates the risks related thereto. We expect that the restructuring details will be finalized and documented within two weeks and we anticipate further updating our disclosure before effectiveness of the Registration Statement. For that reason, we believe that further amendments to the related risk factors are not warranted at this time. If the restructuring is not completed in the time frame expected or there are adverse developments with respect thereto, we will expand the risk factor disclosure.

Series 1, page 69

15.	Please describe the material covenants that may restrict your ability to make dividend payments.

Response: In response to the Staff’s comment, we have amended the disclosure on page 69 and 70 of the Registration Statement to state that covenants contained within the Series 1, 2 and 3 Notes prevent CBD from making dividend payments.

Service Agreements, page 74

16.	We note that Mr. McGowan’s consulting agreement with you ends on August 31, 2013. Please update your disclosure to indicate whether this agreement has been extended. Also, please file any agreement between you and Mr. McGowan or any other director or officer as an exhibit to your filing. Refer to the Instructions as to Exhibits in Form 20-F, Instruction 4(b)(i).

Response: In response to the Staff’s comment, we advise that CBD has successfully negotiated a new consulting agreement with Mr. McGowan. We have revised the disclosure, now on page 74 of the Registration Statement, to clarify the status and summarize key terms. We respectfully call the Staff’s attention to the fact that requirements in Australia, CBD’s home country, do not require the filing of such contracts and that the extent of the disclosure included in the Registration Statement is consistent with the level of detail disclosed by CBD in its public filings. Therefore, in accordance with Instruction 3(c)(v) for Item 19, we have not filed copies of Mr. McGowan’s agreement or that of other officers and directors as exhibits

C. Markets, page 84

17.	We note your disclosure that you have applied to Nasdaq to have your ordinary shares trade on the Nasdaq Capital Market. Please update your disclosure as appropriate to indicate where you are in the application process. Please also disclose the steps that remain to be taken, and any additional requirements you may need to meet, in order for your application to be approved and for your shares to be listed on that exchange.

Response: In response to the Staff’s comment, we have revised the disclosure under Item 9C, now on page 84 of the Registration Statement, to describe the status of CBD’s Nasdaq application and we have incorporated changes throughout to clarify that the application process is in-progress and to refer readers to the discussion about the application process in Item 9C.

Item 18. Financial Statements, page 98

18.	Please update the financial statements when required by Item 8 of Form 20-F.

Response: We are aware of the requirement of Item 8 regarding the time elapsed between the last audited financial statement date and effectiveness of a Form 20-F registration statement. We have finalized the audit of CBD’s interim financial statements for the 6 months ended December 31, 2012 and have filed those together with this response. As we indicated in our counsel’s discussion with the Staff, we have also included in Item 8 of the Registration Statement certain capsule information from the preliminary unaudited June 30, 2013 financial statements filed with the ASX on Appendix 4E, which has been updated to incorporate information available as of the date of the Registration Statement (including the directors’ assessment of goodwill impairment as of June 30, 2013, the effect of the extinguishment of convertibles notes following their restructure in February 2013 and the effect of the update in the fair value of Taralga’s investment).

F. Unaudited Interim Financial Statements as of December 31, 2012

Note 14. Interest-bearing loans and borrowings, page F1 -21

19.	We see from page F1 -23 that the conversion features and warrants associated with the convertible notes appear to be accounted for as derivatives in the interim financial statements. Please expand the notes to financial statements to add sufficient context to clearly explain the accounting for the conversion features and warrants in the interim financial statements, including the basis in IRFS for your accounting determinations.

Response: In response to the Staff’s comment, we have revised Note 18 to include additional detail about the accounting for the note conversion features and the basis for the accounting under IFRS.

The basis of accounting under IFRS is as follows. As indicated in note 2 (y) of the financial statements, on issuance of the convertible notes, an assessment is made to determine whether the convertible notes contain an equity instrument or whether the whole instrument should be classified as a financial liability. When it is determined that the whole instrument is a financial liability and no equity instrument is identified (for example for foreign-currency-denominated convertibles notes), the conversion option is separated from the host debt and classified as a derivative liability. The carrying value of the host contract (a contract denominated in a foreign currency) at initial recognition is determined as the difference between the consideration received and the fair value of the embedded derivative. The host contract is subsequently measured at amortised cost using the effective interest rate method. The embedded derivative is subsequently measured at fair value at the end of each reporting period through the profit and loss.

CBD’s convertible notes on issue at June 30, 2012, are denominated in USD and are convertible at the option of the holder at any time before maturity at a strike price multiplied by a USD exchange rate. IFRIC considered the accounting for a foreign currency convertible bond and stated that a fixed amount of foreign currency constitutes a variable amount of cash in the entity's functional currency. Therefore, foreign-currency-denominated-convertible bonds that will be settled by an entity delivering a fixed number of its own equity instruments in exchange for a fixed amount of foreign currency fail the 'fixed for fixed' requirement. The whole of the convertible bond is classified as a financial liability under IAS 32 and is subject to IAS 39 for recognition and measurement. The embedded written option's value changes in response to changes in the values of entity's equity and foreign exchange movements. Therefore, it is not a closely related embedded derivative, because the risks inherent in the derivative (equity risk) and in the debt host are dissimilar.

If not converted in that period, CBD has to redeem the notes for cash at maturity. If that is the case, CBD also has an obligation to issue additional warrants to the holder whereby the holder can exercise the warrant for shares in CBD (same strike price as initial conversion option, same number of shares that could have been converted under the initial instrument.) As CBD cannot make a choice about whether or not to convert, there is a contractual obligation to repay cash and issue warrants under IAS 39. As these warrants are in a different functional currency they also represent a derivative liability which has been measured and recorded separately at the date of issue of the convertible notes.

20.	As a related matter, it appears that the accounting for the convertible notes in the interim financial statements may be different from that applied in the audited financial statements. For instance, disclosure in Note 18 to the audited financial statements does not make reference to warrant or conversion feature derivatives and the tables on pages F1-23 and F2-61 present the carrying amount as of June 30, 2012 in two different manners. Please reconcile the differences in the disclosures and clarify any changes in the underlying accounting. Please ensure that the notes to financial statements clearly describe the actual accounting for the conversion features and warrants in both the annual and interim financial statements.

Response: There has been no change in the accounting treatment in respect of the convertible notes on issue at June 30, 2012 and at December 31, 2012. The accounting treatment at both reporting periods is in accordance with the description provided above in question 19. We acknowledge that the presentation of the convertible notes in the annual financial statements differs from that presented in the interim financial statements. For consistency and to avoid any confusion, we have amended the disclosures in the audited financial statements for the three fiscal years 2010, 2011 and 2012 to be consistent with the form of presentation of the interim financial statements. In response to the Staff’s comment, we have also included additional detail about the accounting for the note conversion features and the basis for the accounting under IFRS as described in response to comment 19.

Note 18. Events after the statement of financial position date, page F1-24

21.	Tell us how you accounted for the Larkden disposition, including how you valued and accounted for the consideration received. Address how you applied IFRS in arriving at your accounting determination.

Response: Larkden’s assets were certain patents relating to energy storage technology which was accounted for in the Statement of Financial Position as an intangible asset at cost less accumulated amortization and impairment charges in accordance with AASB 138 – Intangible Assets (IAS 38 Intangible Assets).

On April 16, 2013, the CBD’s interests in Larkden Pty Ltd were sold including the energy storage patents held by Larkden. The sale price was $2.75 million of which $0.25 million was received in cash at the time of sale. The balance of the payments of $2.5 million is to be received in three tranches on the anniversaries of the sale from 2015 to 2017. If certain targets of installed capacity of the storage technology are not met within 3 years of the date of sale then the purchase price shall be reduced by $1 million. Management has estimated that the target will be met within the 3 years period and hence the total consideration that has been determined to be $2.75 million. The assessment of the probability of the required installed capacity being met was based on information contained within an Independent Valuation Report of the patents conducted in October 2012 and follow up discussions with the acquirer of Larkden since that date. The balance of deferred consideration of $2.5 million is classified as a non-current receivable on the Statement of Financial Position. Under the terms of the sale agreement, interest accrues on unpaid consideration at BBSW + 1% and as such no Net Present Value adjustment has been recorded on this balance.

The carrying value of the patents assets at December 31, 2012 is $3.4 million and $3.3 million at the date of the sale which will result in a net loss on sale of $0.55 million.

The transaction entered into by the CBD in respect of the sale also included additional consideration of $1.74 million. This comprised consideration for the termination of a license of $0.75 million held by another CBD entity for use of the storage technology (the associated assets had a carrying value of $0.4 million at December 31, 2012 resulting in a net gain on sale of $0.35 million) and reimbursement of costs of $0.99 million incurred by CBD which were also paid as part of that the sale and for which no asset was recognized on the balance sheet as at the date of the sale. Overall, CBD made a net gain of $0.79 million as a result of that transaction. The sale price has been allocated between the various component of the transaction based on the contractual agreements associated with each part of the transaction.

The key principles of income recognition under AASB 118 Revenue (IAS 18 Revenue), being reliable measurement of consideration and assessment of the probability that the economic benefits from the transaction will flow to CBD, have been addressed in the above treatment.

22.	Please tell us the results of the goodwill impairment evaluation as of June 30, 2013. In light of the significance of goodwill to your assets, clarify how your evaluation methods conform to the requirements of IAS 36. Also, describe the significant assumptions on which your evaluation was based.

Response: CBD’s methodology for assessment of goodwill impairment is fully compliant with AASB 136 (IAS 36). This methodology, key assumptions and management’s conclusions about goodwill impairment as of June 30, 2013 are outlined below:

Methodology

CBD tests for the impairment of Goodwill at least annually in accordance with the requirements of AASB 136 (IAS 36).

CBD uses a “value in use” assessment to determine the recoverable amount of the cash generating unit (CGU).

The following elements are reflected in CBD’s calculation of the CGU’s value in use:

(a) an estimate of the future cash flows the entity expects to derive from the CGU;

(b) expectations about possible variations in the amount or timing of those future cash flows;

(c) the time value of money, represented by the current market risk-free rate of interest;

(d) the price for bearing the uncertainty inherent in the CGU; and

(e) other factors, such as illiquidity, that market participants would reflect in pricing the future cash flows the entity expects to derive from the CGU.

Estimated Future Cash Flows

The estimated future cash flows are estimated for the CGU in its current condition. Estimates of future cash flows do not include estimated future cash inflows or outflows that are expected to arise from:

(a) a future restructuring to which an entity is not yet committed; or

(b) improving or enhancing the asset’s performance.

Basis for Estimates of Future Cash Flows

In measuring “value in use” CBD has:

(a)    based cash flow projections on reasonable and supportable assumptions that represent management’s best estimate of the range of economic conditions that will exist over the remaining useful life of the asset. With weight given to external evidence wherever reasonably available;

(b)    based cash flow projections on the most recent financial budgets/forecasts approved by management, but excluded any estimated future cash inflows or outflows expected to arise from future restructurings or from improving or enhancing the asset’s performance. Projections based on these budgets/forecasts cover a maximum period of five years; and

(c)    estimated cash flow projections beyond the period covered by the most recent budgets/forecasts by extrapolating the projections based on the budgets/forecasts using a steady or zero growth rate for subsequent years, unless an increasing rate can be justified. This growth rate does not exceed the long-term average growth rate for the products, industries, or country or countries in which the entity operates, or for the market in which the asset is used, unless such a higher rate can be reasonably justified.

Assumptions:

The calculation of value in use is most sensitive to the following assumptions:

•	earnings before interest, tax, depreciation & amortisation (EBITDA);

•	discount rates; and

•	growth rate used to extrapolate cash flows beyond the budget period.

Earnings before interest, tax, depreciation & amortization – EBITDA forecasts are based on projections for the forthcoming 5 year period. The basis for these projections is the recent historical performance of the CGU’s adjusted for any non-recurring revenue or cost items. This is then overlaid with the impact of changes to revenue streams, gross margins and cost structures which have either now been put in place or are underway. In respect of the Solar PV CGU, a significant contribution to the projected results is from replenishing the current pipeline of the USA and United Kingdom solar businesses at a rate sufficient to maintain or grow revenues when the current pipeline has been exhausted. The current pipeline and the relationships being used to replenish this pipeline have been in development by the technical and management teams within the Solar PV CGU since CBD Energy acquired the business in January 2010. Projections are based on the Group’s reasonable expectations of delivery and replenishment of this pipeline. Given some inherent uncertainty around future pipelines, sensitivity analysis has been applied to the value in use calculations for the USA and United Kingdom based on achievement levels from 0% to 75% of the projected results. Another significant contribution to the projected results is an improved performance in the domestic solar operations. This part of the CGU has been significantly restructured reducing costs and achieving better pricing from suppliers thereby increasing operating margins. Sensitivity analysis has been applied to the value in use calculations for the domestic solar operations based on achievement levels from 65% to 100% of the projected results.

Terminal growth rates of 0.0% are used beyond the fifth year (30 June 2012 growth rates: -3.5% to 5.5%), which is considered a conservative view of the long-term average growth rate for the industries in which the CGUs operate.

Sensitivity analysis has been conducted on the key inputs to EBITDA forecasts to consider the impact on goodwill valuation should targets not be met.

Discount rates - discount rates reflect the Group’s estimate of the time value of money and the risks specific to each unit that are not already reflected in the cash flows. This is the benchmark used by the Group to assess operating performance and to evaluate future investment proposals. In determining appropriate discount rates, regard has been given to the weighted average cost of capital of the entity as a whole and adjusted for business risk specific to the unit.

The pre-tax, risk free discount rate applied to cash flow projections is 27.5% (30 June 2012: 36.5%). The discount rate applied is lower than that applied at 30 June 2012 primarily due to the re-assessment of the market risk premiums.

Growth rate estimates - these are based on published industry research and management’s expectations.

Conclusion:

Management has concluded based on a goodwill impairment analysis as of June 30, 2013 that an impairment to goodwill of the Solar CGU of $3 million is required in accordance with AASB 136 Impairment of Assets (IAS 36 Impairment of Assets). This position is reflected in the presentation of unaudited accounting information as of June 30, 2013 included in Item 8 of Form 20 of our amended disclosure.

In September 2013, as part of the June 30, 2013 year-end close process (which is yet to be completed), the directors tested goodwill amounting to $18,898,000 for impairment. As a result of that review an impairment of $3,000,000 was recorded in respect of the Solar CGU as at June 30, 2103, thereby reducing its carrying value to $15,898,000 at that date. In conducting this review of goodwill, the Group considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment. As at June 30, 2013, an indicator of potential impairment existed as the market capitalization of the Group was below the book value of its equity and the Solar PV CGU did not achieve the EBITDA and cash flow forecasts used in goodwill analysis at December 31, 2012 and June 30, 2012. These prior goodwill impairment calculations were conducted based on facts and circumstances as at December 31, 2012 and June 30, 2012; however, since these impairment calculations were carried out, a number of Solar PV project agreements included in the forecasts were terminated or deferred in the period between March 2013 and May 2013 as a result of changes in circumstances which were not in existence, or of which we could not have been reasonably aware, when conducting prior goodwill impairment calculations.

Audited Financial Statements as of June 30, 2012

2. Summary of significant accounting policies, page F2-7

(a) Basis of preparation, page F2-7

Clarify for us whether there are any differences between IFRS as adopted by the IASB and Australian accounting standards as referenced throughout the footnotes to your financial statements. Where you make references to underlying accounting literature in the notes to your financial statements, tell us why those references are not to IFRS.

Response: The Company respectfully advises the Staff that the financial statements comply with IFRS as issued by the IASB. Such compliance has been unreservedly and explicitly stated in the note 2(a) to the financial statements. The Australian equivalents to IFRSs comprise: AASB Accounting Standards that are equivalent to IASB Standards, being AASBs 1 – 99 corresponding to the IFRS series and AASBs 101 – 199 corresponding to the IAS series; and Interpretations issued by the AASB corresponding to the Interpretations adopted by the IASB, as listed in AASB 1048 Interpretation of Standards. In response to the Staff’s comments, we have included mapping references to IFRS throughout the financial statement footnotes where references to underlying accounting literature are made.

(k) Revenue recognition, page F2-1 8

23.	With a view toward expanded footnote disclosure, please describe to us the nature of a small-scale technology certificate. Also, tell us about the valuable rights conveyed by those certificates, their terms and conditions and the nature and operations of the re-sale market for those certificates.

Response: In response to the Staff’s comment, we have revised the financial statement footnote disclosures to provide additional details regarding STCs. This is consistent with the expanded disclosure regarding STCs incorporated elsewhere in the Registration Statement (please refer to our response to comment 9 above). The policy relating to STCs now reads as follows:

“Installation fees revenues are recognised once installation is completed. Domestic Solar installation revenues are derived from solar PV system sales to third parties. Part of the consideration the Group receives in respect of a solar installation is generally in the form of a Small-scale Technology Certificates (“STCs”) that our customers assign to the Group. Under the Australian government program known as the Small-Scale Renewable Energy Scheme (SRES), eligible residential solar systems are credited by the responsible government agency with a one-time allocation of STCs. STCs are registered with the government regulator and do not expire. The regulator also establishes, on an annual basis, a purchase obligation for power generators at a level that is expected to approximately equal the supply of STC’s the regulator forecasts will be created from new installations during the year. The annual STC purchase obligation in each year is also adjusted by the regulator to take into account over- or under-creation of STCs in prior years as compared with forecast. As a consequence of the SRES and the mandated purchase obligation of the power producers STCs have an intrinsic value and an unregulated market for STCs has developed in Australia. As the government agency responsible for balancing STC purchase obligations with supply has gained experience over time, market volatility, liquidity and predictability of pricing have increased, but the market remains thin and the number of market makers is small. STC prices are effectively capped by the right of obligated purchasers to pay a fixed-rate penalty if they are unable to purchase sufficient STCs in the market to meet their obligations. We initially measure STCs assigned to us as an inventory asset at fair value based on the fair value of the consideration received. When STCs are ultimately sold by the Group incremental revenue might arise being the difference between the initial value at which the STCs was recorded at and the final price at which STCs have been traded for by the Group. This incremental revenue is reported as other income. Similarly, when STCs are sold at less than the value at which they were recorded at initially, the loss is reported within the cost of raw materials in the income statement, as it represents in effect, a write down of the STCs inventory balance to its net realizable value.”

Exhibits

24.	Please file all material agreements, including operations and maintenance contracts and license agreements.

Response: With the additional exhibits filed together with the Registration Statement, we believe the CBD has filed all material agreements in accordance with the applicable instructions.

*****

If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at 212-549-0378.

Sincerely,

/s/ Yvan-Claude Pierre

Yvan-Claude Pierre
Reed Smith LLP

Attachments

cc: Gerard McGowan, Managing Director and Executive Chairman of CBD Energy Limited